August 29, 2014

VIA EMAIL (KYost@millerenergyresources.com)

Miller Energy Resources, Inc.
Attn: Kurt Yost, Senior Vice President and General Counsel
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

Re:    Miller Energy Resources, Inc.

Mr. Yost:

This letter is to inform you of the circumstances surrounding my decision to submit my resignation from the Board of Directors (the “Board”) of Miller Energy Resources, Inc. (the “Company”) and is intended to supplement the Company’s disclosure regarding the terms of my resignation, as set forth in the Current Report on Form 8-K that was provided to me for my review on August 28, 2014. I acknowledge and agree that this letter will be filed as an exhibit to the Current Report on Form 8-K that discloses my resignation.

On August 21, 2014, the Board’s Nominating and Corporate Governance Committee (the “Committee”) recommended a slate of directors to the Board for nomination for election at the next shareholder meeting that included both Joseph T. Leary and myself. Following the recommendation of the Committee, at the August 28 Board meeting, Bob Gower, the Board’s Lead Director made a motion to nominate the director slate recommended by the Committee, which did not pass by a vote of three in favor and four against. Two of the four votes against were cast by Gerald Hannahs and Charles Stivers who are members of the Committee who had originally approved the slate of directors to be nominated. Deloy Miller then called for a vote on the new slate of six directors to be nominated, which was approved.

My reasons for resigning are twofold:

1.
Reducing the number of independent directors on the Board from six to four weakens the independence of the Board and is not in the best interest of the Company’s shareholders. With no new independent directors being added, the reduction in the number of independent directors will be impactful. In addition, Governor William Richardson is frequently absent from Board meetings given his conflicts with other matters, which have been well disclosed to the Board. This means the Board is frequently missing another independent director.

2.
The Chairman of the Board should be responsible for obtaining points of views which may differ on contentious decisions so that these views can be discussed and consensus reached after deliberation. This process was not followed in the decision to reduce the number of independent directors on the Board from six to four.

For the reasons stated above, I have resigned as a member of the Board of the Company and from all committees of the Board, effective as of the August 28, 2014.

Very truly yours,
Marceau Schlumberger